033 Putnam American Government Income Fund
9/30/07 Annual

Shareholder Meeting Results
(Unaudited)

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for	Votes against	Abstentions

43,736,264	  2,347,439	      2,198,003

All tabulations are rounded to the nearest whole number.